Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary description of the Redeemable Units is based on and qualified by the Partnership’s Amended and Restated Limited Partnership Agreement dated November 22, 2017 (the “Limited Partnership Agreement”), a copy of which is incorporated by reference as Exhibit 3.3 to this Annual Report on Form 10-K and is incorporated herein by this reference. For a complete description of the terms and provisions of the Partnership’s Redeemable Units refer to the Limited Partnership Agreement. Capitalized terms not defined herein have the meanings ascribed to them in this Annual Report on Form 10-K.

The Partnership Redeemable Units are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units). Distributions of profits will be made at the sole discretion of the General Partner.

The Redeemable Units may not be transferred without giving written notice of the assignment, transfer or disposition to the General Partner. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not jeopardize the Partnership’s status as a partnership for federal income tax purposes. The transfer of Redeemable Units shall be subject to all applicable securities laws. No substitution may be made unless the General Partner consents to such substitution. A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which such limited partner’s transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the Partnership’s books and records. Under the New York Revised Limited Partnership Act (the “New York Act”), an assigning limited partner remains liable to the Partnership for any amounts for which such limited partner may be liable under such law regardless of whether any assignee to whom such limited partner has assigned Redeemable Units becomes a substituted limited partner.

A limited partner may require the Partnership to redeem some or all of its Redeemable Units at net asset value per Redeemable Unit as of the last day of any month (the “Redemption Date”). The right to redeem is contingent upon the Partnership’s having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written request for redemption in a form specified by the General Partner at least no later than 3:00 p.m. New York City time, on the third to last business day prior to the Redemption Date, or such other notice period as the General Partner shall determine. The General Partner, in its discretion, may waive the three business day notice requirement. Because net asset value fluctuates daily, limited partners will not know the net asset value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date. The General Partner has not experienced a situation in which the Partnership did not have sufficient cash to honor redemption requests. If this were to occur, the General Partner intends to honor redemption requests on a pro rata basis. There is no fee charged to limited partners in connection with redemptions. The General Partner may temporarily suspend redemptions if necessary in order to liquidate commodity positions in an orderly manner.

As of January 1, 2018, the Partnership began offering three classes of limited partnership interests, Class A Redeemable Units, Class D Redeemable Units and Class Z Redeemable Units. All Redeemable Units issued prior to January 1, 2018 were deemed Class A Redeemable Units. The rights, liabilities, risks, and fees associated with investment in Class A Redeemable Units were not changed. Class A Redeemable Units are available to taxable U.S. individuals and institutions, U.S. tax exempt individuals and institutions, and non-U.S. investors. Class D Redeemable Units and Class Z Redeemable Units were first issued on January 1, 2018. Class A Redeemable Units, Class D Redeemable Units and Class Z Redeemable Units will each be referred to as a “Class” and collectively referred to as the “Classes.” The Class of Redeemable Units that a limited partner receives upon a subscription will generally depend upon the amount invested in the Partnership or the status of the limited partner, although the General Partner may determine to offer any Class of Redeemable Units to investors at its discretion. Class D Redeemable Units are available to taxable U.S. individuals and institutions, U.S. tax exempt individuals and institutions, and non-U.S. investors. Class Z Redeemable Units are offered to certain employees of Morgan Stanley and its subsidiaries (and their family members). In the future, Class Z Redeemable Units may also be offered to certain limited partners who receive advisory services from Morgan Stanley Smith Barney LLC, doing business as Morgan Stanley Wealth Management (“Morgan Stanley Wealth Management”). Class A Redeemable Units, Class D Redeemable Units and Class Z Redeemable Units are identical, except that Class D Redeemable Units are subject to a monthly ongoing selling agent fee equal to 1/12 of 0.75% (a 0.75% annual rate) of the net assets of Class D Redeemable Units as of the end of each month, which differs from the Class A Redeemable Units’ monthly ongoing selling agent fee of 1/12 of 2.00% (a 2.00% annual rate) of the net assets of Class A Redeemable Units as of the end of each month. Class Z Redeemable Units are not subject to a monthly ongoing selling agent fee.

Summary of the Limited Partnership Agreement

The following is a summary explanation of some of the more significant terms and provisions of the Limited Partnership Agreement. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

The Partnership was formed under the laws of the State of New York on December 3, 2002. In general, a limited partner will not be liable for amounts in excess of such limited partner’s contributions to the Partnership and his or her share of Partnership assets and undistributed profits. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Management of Partnership Affairs

The Limited Partnership Agreement gives the General Partner complete responsibility for management of the Partnership and gives no management role to the limited partners.

Sharing of Profits and Losses

Each limited partner and the General Partner will have a capital account. Initially, each partner’s balance will be the amount of his or her capital contribution. Each partner’s balance will be adjusted monthly to reflect his or her pro rata share of gain or loss, fees and expenses.

At year-end, the Partnership will determine the total taxable income or loss for the year. Subject to the special allocation of section 1256 gain or loss to redeeming limited partners, the taxable income or loss will be allocated to each limited partner in proportion to such limited partner’s capital account. Each limited partner will be responsible for his or her share of the taxes.

Gains and losses will be allocated among those who are partners when positions are closed (or deemed closed) and the gains or losses are realized (or deemed realized). Therefore, if a partner’s proportionate interest increases as a result of redemption by others between the time an unrealized gain occurs and the time the gain is realized, the partner’s share of taxable gain for the year may exceed his or her economic gain.

The tax basis in Redeemable Units held by a limited partner will be increased by allocable taxable income and reduced by distributions and allocable losses and expenses.

Upon the Partnership’s liquidation, each limited partner will receive his or her proportionate share of the assets of the Partnership.

Additional Partners

The General Partner may, in its discretion, offer additional Redeemable Units or admit additional limited partners. There is no limit on the number of outstanding Redeemable Units. All Redeemable Units offered must be sold at the then current net asset value per unit (plus selling commissions, if any) for each Class of Redeemable Units.

Restrictions on Transfer or Assignment

A limited partner may transfer or assign his or her Redeemable Units upon notice to the General Partner. The assignment will be effective at the beginning of the next month after the General Partner receives this notice. An assignee may not become a limited partner without the consent of the General Partner. The General Partner will not consent if it determines that the admission of the assignee to the Partnership would endanger the Partnership’s tax status as a partnership or otherwise have adverse legal consequences. The transfer of Redeemable Units shall be subject to all applicable securities laws. An assignee not admitted to the Partnership as a limited partner will share in the profits and capital of the Partnership, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information or to inspect the books and records of the Partnership. An assigning limited partner will remain liable to the Partnership for any amounts for which he may be liable.

Dissolution and Termination of the Partnership

The Partnership will be terminated and dissolved upon the first to occur of:

(1)	December 31, 2022;

(2)

limited partners owning more than 50% of all Classes of Redeemable Units (excluding Redeemable Units owned by the General Partner, any entity that directly or indirectly controls, is controlled by or is under common control with the General Partner, or their employees) vote to dissolve the Partnership;

(3)	the General Partner ceases to be general partner (by assignment of its interest, withdrawal, removal, bankruptcy or other event) and no new general partner is appointed;

(4)	the continued existence of the Partnership becomes unlawful; or

(5)	net asset value per unit falls below $400 as of the end of any trading day.

Removal or Admission of the General Partner

The General Partner may be removed and successor general partner(s) may be admitted upon the vote of limited partners owning more than 50% of each Class of Redeemable Units (excluding Redeemable Units owned by the General Partner, any entity that directly or indirectly controls, is controlled by or is under common control with the General Partner, or their employees).

Amendments and Meetings

The Limited Partnership Agreement may be amended if the General Partner and limited partners owning more than 50% of the outstanding Redeemable Units of each Class agree. The General Partner may amend the Limited Partnership Agreement without the approval of the limited partners in order to clarify inaccuracies or ambiguities, make changes required by regulators or by law or make any other changes the General Partner deems advisable so long as they are not adverse to limited partners.

Any limited partner may request in writing a list of the names and addresses of all limited partners and the number of Redeemable Units held by each. Limited partners owning at least 10% of the outstanding Redeemable Units of each Class can require the General Partner to call a meeting of the Partnership. At the meeting, the limited partners owning a majority of the outstanding Redeemable Units may vote to:

(1)	amend the Limited Partnership Agreement without the consent of the General Partner;

(2)	admit a new general partner prior to the withdrawal of the General Partner;

(3)	terminate contracts with any Advisor; and

(4)	approve the sale of all of the Partnership’s assets.

Reports to Limited Partners

The limited partners may see and copy the Partnership’s books and records during reasonable business hours.

The General Partner will provide these reports and statements to the limited partners:

(1)	a monthly account statement, including a statement of income and a statement of changes in net asset value;

(2)	an annual report, including audited financial statements; and

(3)	tax information necessary for the preparation of the limited partners’ annual federal income tax returns.

In addition, notice will be mailed to each limited partner within seven business days of any of the following events:

(1)	a decrease in the net asset value of any Class of Redeemable Unit to 50% or less of the net asset value most recently reported;

(2)	any material change in contracts with Advisors including any change in Advisors or any modification in connection with the method of calculating the incentive fee;

(3)	any change in commodity brokers or any change to payment;

(4)	any change in the General Partner;

(5)	any material change in the Partnership’s trading policies or any material change in an Advisor’s trading strategies; and

(6)	any other material change affecting the compensation of any party.

Power of Attorney

To facilitate the execution of various documents by the General Partner on behalf of the Partnership and the limited partners, the limited partners will appoint the General Partner, with power of substitution, their attorney-in-fact by executing the subscription agreement. Such documents include, without limitation, the Limited Partnership Agreement and amendments and restatements thereto.

Indemnification of the General Partner

The Partnership will indemnify the General Partner or any of its affiliates for actions taken on behalf of the Partnership, provided that the person acted in good faith and in the best interests of the Partnership and the conduct was not the result of negligence or misconduct. No indemnification is available for losses resulting from a violation of the Securities Act of 1933, as amended, or any State securities law or if indemnification would be inconsistent with the New York Act. Under the Limited Partnership Agreement, the General Partner is not personally liable for the return or repayment of the capital or profits of any partner (or assignee).